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                               EXHIBIT 21

                     List of Subsidiaries

Utility Power Group, Inc., incorporated in the state of Arizona.
Remote Power Incorporated, incorporated in the state of Colorado.
Photocomm Pty. Ltd. formed under the laws of Australia.
Integrated Power Corporation, Inc., incorporated in the state of Maryland. Solartec S.A. formed under the laws of Argentina.
Golden Genesis do Brazil formed under the laws of Brazil.